UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Michael Baker Corporation

(Name of Subject Company)

Michael Baker Corporation

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057149106

(CUSIP Number of Class of Securities)

H. James McKnight

Executive Vice-President, Chief Legal Officer & Corporate Secretary

Michael Baker Corporation

Airside Business Park

100 Airside Drive

Moon Township, Pennsylvania 15108

(412) 269-2532

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Michael C. McLean, Esq.

Kristen L. Stewart, Esq.

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222-2613

(412) 355-6458

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K/A filed by Michael Baker Corporation (“Baker”) on August 14, 2013 (including all exhibits attached thereto) and Items 1.01 and 9.01 of the Current Report on Form 8-K filed by Baker on July 30, 2013 (including all exhibits attached thereto) are incorporated herein by reference.